FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MAY 5, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group

Shareholder Information

Telekom Austria announces the agenda for its 2003 annual general meeting

Vienna, May 5, 2003: Telekom Austria AG (VSE: TKA; NYSE: TKA) today announces the agenda for the annual general meeting, to be held in Vienna on June 4, 2003. The full agenda is published in the Austrian newspaper “Wiener Zeitung” and on the website www.telekom.at/agm.

Items 1 – 5 and 7 of the agenda include the presentation of the Financial Statements and the Management Report; confirmation of the Management Board and the Supervisory Board; election of the members of the Supervisory Board and their compensation; election of the Auditors; and the authorization of the Management Board for a capital increase of up to 10 million shares to service a stock option program.

Item 6 of the agenda refers to Austrian takeover law, which states that for a mandatory takeover bid the offer price must at least equal the average stock price during the previous six months, and must at the same time at least equal the highest share price paid by the bidder during the last 12 months less a discount of up to 15%. The inclusion of this clause according to item 6 of the agenda in Telekom Austria’s articles of association would prevent such a discount to the price paid to public minority shareholders in case of a mandatory takeover bid. This step further enhances Telekom Austria’s corporate governance and aligns Telekom Austria’s articles of association with those of other companies within the portfolio of the state holding company ÖIAG.

Item 8 of the agenda is deemed to give the Management Board the authorization to buy back up to 50 million Telekom Austria shares (i.e. up to 10% of the share capital) during a period of 18 months at a minimum price per share of EUR 9 and a maximum price of EUR 15.

The share buyback program would be implemented in accordance with the Austrian Stock Corporation Act, which demands equal treatment of all shareholders, and would be carried out either via a series of purchases on the stock exchange or through public tenders. The execution of a buyback program is dependent upon the existence of distributable reserves in Telekom Austria AG in accordance with Austrian GAAP.

The authorization for a share buyback would not affect the company’s intention to start paying dividends in 2004 for the financial year 2003 on the basis of an average pay-out ratio of 50% on net profits.

Please contact Telekom Austria Investor Relations if you have any questions.

Contact:
Josef Kerekes
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-22177
E-mail: josef.kerekes@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: May 5, 2003